Mail Stop 04-06

      February 15, 2005

Mr. John Hartman
President
Silverado Financial Inc.
5976 W. Las Positas Blvd., Suite 116
Pleasanton, CA 94588
(925) 227-1500

Re:   	Silverado Financial Inc.
      Form 8-K filed February 3, 2005
      File No. 000-28375

Dear Mr. Hartman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed February 3, 2005
1. The disclosure in your first paragraph indicates that the Company terminated its principal accountant. Revise your report to state whether the former accountant resigned, declined to stand for re-election or was dismissed. Refer to Item 304(a)(1)(i) of Regulation
S-B.
2. Revise your report to indicate whether your former accountant`s reports for either of the last two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-B.
3. Revise your report to disclose whether your audit committee or board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-B.
4. The disclosure in the first paragraph indicates that you had no disagreements with your former accountants through the years ended December 31, 2004. Revise the disclosure regarding disagreements to specifically refer to the two most recent fiscal years and subsequent interim period through the date your relationship with your former accountants terminated, January 25, 2005. Refer to Item 304(a)(1)(iv) of Regulation S-B.
5. Revise your disclosure with respect to the engagement of a new accountant to specifically indicate whether the new accountant was consulted during the two most recent fiscal years or subsequent interim period through the date of engagement. Provide disclosures to comply with Item 304(a)(2) of Regulation S-B.
6. Since your Form 8-K was filed on February 3, 2005, the letter from your former accountant is due by February 17, 2005. Amend the report to include the required letter from the former accountant indicating whether or not they agree with your disclosures in this Form 8-K and any revised statements made in your Form 8-K to the extent that you make changes to comply with our comments. Refer to Item 304(a)(3) of
Regulation S-B.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Regarding your Form 8-K, please file your supplemental response and amendment via EDGAR in response to the comments within 10 days of the date of this letter. Please note that if you require longer than
10 days to respond, you should contact the staff immediately to request additional time. Any questions regarding the Form 8-K should be directed to the undersigned at (202) 942-2806, or in my absence, to Robert Benton at (202) 942-1811.


Sincerely,


David Edgar
      Staff Accountant
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Silverado Financial Inc.
February 15, 2005
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